                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                             VEECO INSTRUMENTS INC.
                                (NAME OF ISSUER)

                                  COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   922417-100
                                 (CUSIP NUMBER)

                                 EDWARD H. BRAUN
                           C/O VEECO INSTRUMENTS INC.
                                 TERMINAL DRIVE
                               PLAINVIEW, NY 11803
                                 (516) 349-8300
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                   COPIES TO:

                              RORY A. GREISS, ESQ.
                   KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                 425 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 836-8000

                                FEBRUARY 8, 1999
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of "240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See ' 13d-7(b) for other parties to whom copies are to be sent.


                                                               Page 1 of 8 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                               Page 2 of 8 Pages

                                   SCHEDULE 13D

---------------------                                         -----------------
CUSIP No. 922 417-100                                         Page 3 of 8 Pages
---------------------                                         -----------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     James C. Wyant, Ph.D.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                               (a)  / /
                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                             (7)  SOLE VOTING POWER
 NUMBER OF                        0
  SHARES                     --------------------------------------------------
BENEFICIALLY                 (8)  SHARED VOTING POWER
 OWNED BY                         1,300,127 shares of Common Stock
   EACH                      --------------------------------------------------
 REPORTING                   (9)  SOLE DISPOSITIVE POWER
PERSON WITH:                      0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  1,300,127 shares of Common Stock
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,300,127 shares of Common Stock
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                    / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 8.2% (based on 15,846,697 shares outstanding on
     February 8, 1999)
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Louise A. Wyant
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                               (a)  / /
                                                                      (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY


-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS

-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                    / /

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-------------------------------------------------------------------------------
                             (7)  SOLE VOTING POWER
 NUMBER OF                        0
  SHARES                     --------------------------------------------------
BENEFICIALLY                 (8)  SHARED VOTING POWER
 OWNED BY                         1,300,127 shares of Common Stock
   EACH                      --------------------------------------------------
 REPORTING                   (9)  SOLE DISPOSITIVE POWER
PERSON WITH:                      0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  1,300,127 shares of Common Stock
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,300,127 shares of Common Stock
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                    / /
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Approximately 8.2% (based on 15,846,697 shares outstanding on
     February 8, 1999)
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
-------------------------------------------------------------------------------

    This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Common Stock"), of Veeco Instruments Inc., a Delaware corporation (the "Company"), previously filed by James C. Wyant and Louise A. Wyant (the "Reporting Persons").

    Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Item 5 is hereby amended to read as follows:

    (a) Each of the Reporting Persons may be deemed to beneficially own in the aggregate 1,300,127 shares of Common Stock, representing approximately 8.2% of the outstanding shares of Common Stock (based on the number of shares of Common Stock outstanding as of February 8, 1999).

    (b) James C. Wyant and Louise A. Wyant may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the 1,300,127 shares of Common Stock.

    (c) During the past sixty (60) days, the Reporting Persons: (i) sold 535,000 shares of Common Stock on February 8, 1999 in a public offering of shares registered on a registration statement on Form S-3 filed pursuant to the Securities Act of 1933 for $49.66 per share (the "Public Offering"), (ii) transferred 25,000 shares of Common Stock to the James C. and Louise A. Wyant Foundation (the "Foundation") of which James C. Wyant and Louise A, Wyant are trustees on December 30, 1998 as a gift for no consideration, and (iii) transferred 140,000 shares of Common Stock to the Foundation on January 15, 1999 as a gift for no consideration. The Foundation sold the 165,000 shares of Common Stock in the Public Offering.

    Except as set forth above, the Reporting Persons do not beneficially own any shares of Common Stock and have not effected any transaction in shares of Common Stock during the preceding 60 days.

    (d) To the best knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,300,127 shares of Common Stock.

    (e)  Not applicable.


                                                               Page 5 of 8 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

    Item 6 is hereby amended to add the following information:

1. PURCHASE AGREEMENT. Pursuant to a Purchase Agreement dated February 2, 1999 (the "Purchase Agreement") among the Company, the Reporting Persons, certain other selling shareholders (collectively, the "Selling Shareholders"), Merrill Lynch, Pierce, Fenner & Smith Incorporated, Donaldson, Lufkin & Jenrette Securities Corporation, NationsBanc Montgomery Securities LLC, Salomon Smith Barney Inc. and SoundView Technology Group, Inc. as representatives of certain other underwriters named therein (collectively, the "Underwriters"), the Reporting Persons sold to the Underwriters 535,000 shares of Common Stock and granted to the Underwriters the option to purchase 105,000 additional shares of Common Stock to cover any over-allotment at any time on or prior to March 4, 1999. See Exhibit 3.

2. LOCKUP LETTER. Pursuant to a lockup letter delivered to the Underwriters the Reporting Persons have agreed, among other things, not to offer or sell any shares of Common Stock or Common Stock equivalents for a period of 90 days from the date of the Purchase Agreement, with limited exceptions. See
Exhibit 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

3. Form of Purchase Agreement, dated February 2, 1999, among the Company, the Selling Shareholders and the Underwriters.*

4. Form of Lockup Letter from the Reporting Persons to the Underwriters (included in Exhibit 3).*

--------------------------------
* Incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form S-3, (Registration No. 333-70417) filed pursuant to the Securities Act of 1933 on January 29, 1999.


                                                               Page 6 of 8 Pages

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of February 17, 1999

                                             /s/ James C. Wyant
                                             ------------------------
                                             James C. Wyant


                                             /s/ Louise A. Wyant
                                             ------------------------
                                             Louise A. Wyant


                                                               Page 7 of 8 Pages

                               INDEX TO EXHIBITS


                                                                   PAGE NO.
                                                                   IN SEQUENTIAL
                                                                   NUMBERING
EXHIBIT                                                            SYSTEM
-------                                                            ------

3. Form of Purchase Agreement, dated February 2, 1999, among the Company, the Selling Shareholders and the Underwriters.*

4. Form of Lockup Letter from the Reporting Persons to the Underwriters (included in Exhibit 3).*

--------------------------------
* Incorporated by reference to Exhibit 1.1 to the Company's Registration Statement on Form S-3, (Registration No. 333-70417) filed pursuant to the Securities Act of 1933 on January 29, 1999.


                                                               Page 8 of 8 Pages